SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

American Italian Pasta Company
(Name of Subject Company (issuer))

Ralcorp Holdings, Inc.
Excelsior Acquisition Co.
(Names of Filing Persons (offeror))
Class A Convertible Common Stock, par value $0.001 per share
(Title of Class of Securities)
027070101
(CUSIP Number of Class of Securities)
Gregory A. Billhartz, Esq.
Corporate Vice President, General Counsel and Secretary
Ralcorp Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, MO 63101
(314) 877-7000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
William F. Seabaugh, Esq.
R. Randall Wang, Esq.
Bryan Cave LLP
211 N. Broadway
One Metropolitan Square, Suite 3600
St. Louis, Missouri 63102
Tel: (314) 259-2000
Fax: (314) 259-2020
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,192,887,642	$85,052.89

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount assumes the purchase of up to 22,507,314 shares of Class A Convertible Common Stock, par value $0.001 per share (the “Shares”), of American Italian Pasta Company at a purchase price of $53.00 per Share. Such number of Shares consists of (i) 21,820,119 Shares issued and outstanding as of June 15, 2010, and (ii) 687,195 Shares that are expected to be issuable before the expiration of the tender offer under vested options and other rights to acquire Shares.

**	Pursuant to Rule 0-11 of the Exchange Act, the amount of the filing fee is calculated by multiplying the transaction value by 0.00007130.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $85,052.89	Filing Party: Ralcorp Holdings, Inc. and Excelsior Acquisition Co.
Form or Registration No.: Schedule TO	Date Filed: June 24, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed on June 24, 2010 by Ralcorp Holdings, Inc., a Missouri corporation (“Ralcorp”), and Excelsior Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ralcorp, relating to the tender offer by Purchaser, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended, to purchase all of the outstanding shares of Class A Convertible Common Stock, par value $0.001 per share (the “Shares”), of American Italian Pasta Company, a Delaware corporation (the “Company”), at a price of $53.00 per Share to the sellers thereof in cash without interest and less any required withholding taxes, upon the terms and conditions of the offer set forth in the Offer to Purchase dated June 24, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Offer to Purchase.
     The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.
Item 4. Terms of the Transaction
     The eighth paragraph of the “Introduction” in the Offer to Purchase is hereby deleted in its entirety and replaced with the following:
     “The Company has advised Ralcorp and Purchaser that as of June 15, 2010, there were 21,820,119 Shares issued and outstanding. Additionally, the Company has advised Ralcorp and Purchaser that as of June 20, 2010, there were outstanding (i) employee stock options to purchase an aggregate of 297,296 Shares and (ii) stock appreciation rights with respect to an aggregate of 1,270,309 Shares. Assuming full exercise of the stock appreciation rights at a fair market value equal to the Offer Price and rounding the number of Shares issued pursuant to each grant down to the nearest whole Share, at June 20, 2010, the stock appreciation rights were exercisable into 893,307 Shares. As of the date hereof, neither Ralcorp nor Purchaser currently beneficially owns any Shares. Based on the foregoing, Purchaser believes that as of June 20, 2010, the number of Shares required to meet the Minimum Condition would have been approximately 11,505,362 Shares.”
Item 11. Additional Information
     Section (a)(5) of Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
     “On June 28, 2010, Andrew Klenk filed a class action complaint in the Court of Chancery of the State of Delaware against the Company, the Company’s directors, Ralcorp and Purchaser. The complaint alleges, among other things, that (i) the Company’s directors breached their fiduciary duties to the Company’s stockholders, including their duties of care, loyalty and good faith, (ii) the Company’s directors breached their fiduciary duty of disclosure and (iii) the Company and Ralcorp aided and abetted the Company’s directors’ alleged breaches of their fiduciary duties. The plaintiffs seeks injunctive relief preventing the defendants from consummating the transactions contemplated by the Merger Agreement, or in the event the defendants consummate the transactions contemplated by the Merger Agreement, rescission of such transactions or an award of rescissory damages to the plaintiffs, and attorney’s fees and expenses. Ralcorp and the other defendants have not yet responded to the complaint. Ralcorp intends to defend the claims raised in this lawsuit. The foregoing description of the action is qualified in its entirety by reference to the complaint related thereto, which is filed as Exhibit (a)(5)(D) to the Schedule TO and incorporated herein by reference.
     On June 29, 2010, the Erie County Employees Retirement System filed a class action complaint in the Court of Chancery of the State of Delaware against the Company, Purchaser, Ralcorp and the Company’s directors. The complaint alleges, among other things, that (i) the Top-Up Option is invalid under the DGCL, (ii) the Top-Up Option impairs appraisal rights under Section 262(h) of the DGCL, (iii) the Top-Up Option is an invalid sham transaction, (iv) the Company’s directors breached their fiduciary duties to the Company stockholders and (v) Purchaser aided and abetted the Company’s directors’ alleged breaches of their fiduciary duties. The plaintiffs seek, among other things, injunctive relief preventing the defendants from consummating the Offer, the Top-Up Option and the Merger, declarative relief that the Top-Up Option is invalid and may not be validly exercised under Delaware law, damages to the plaintiffs, and attorney’s fees and expenses. Ralcorp and the other defendants have not yet responded to the complaint. Ralcorp intends to defend the claims raised in this lawsuit. The foregoing description of the action is qualified in its entirety by reference to the complaint related thereto, which is filed as Exhibit (a)(5)(E) to the Schedule TO and incorporated herein by reference.”
Item 12. Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(5)(D)	Complaint filed in the Court of Chancery of the State of Delaware on June 28, 2010.

(a)(5)(E)	Complaint filed in the Court of Chancery of the State of Delaware on June 29, 2010.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 1, 2010

EXCELSIOR ACQUISITION CO.
By:	/s/ Gregory A. Billhartz
Gregory A. Billhartz, Esq.
Corporate Vice President, General Counsel and Secretary

RALCORP HOLDINGS, INC.
By:	/s/ Gregory A. Billhartz
Gregory A. Billhartz, Esq.
Corporate Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(5)(D)	Complaint filed in the Court of Chancery of the State of Delaware on June 28, 2010.

(a)(5)(E)	Complaint filed in the Court of Chancery of the State of Delaware on June 29, 2010.